                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. __________)


                              PC SERVICE SOURCE, INC.
_______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     693258105
_______________________________________________________________________________
                                   (CUSIP Number)

                              Gary I. Levenstein, Esq.
                                 Ungaretti & Harris
                          3500 Three First National Plaza
                              Chicago, Illinois 60602
                                   (312) 977-4400
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 September 4, 1998
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Victor Morgenstern
          ###-##-####
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)  X
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   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 189,200
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                193,600
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                189,200
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              193,600
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           382,800
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.6%
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    14     TYPE OF FILING PERSON*
           IN
-------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

               This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of PC Service Source, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 2350 Valley View Lane, Dallas, Texas 75234.

ITEM 2.  IDENTITY AND BACKGROUND.

               (a) This statement is filed by Victor Morgenstern, an individual.

               (b) The address of Victor Morgenstern is Harris Associates L.P., Two North LaSalle Street, Chicago, Illinois 60602.

               (c) Victor Morgenstern is Chairman of Harris Associates L.P. Harris Associates L.P. is a registered broker dealer.

               (d) During the past five years, Mr. Morgenstern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, Mr. Morgenstern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The securities which are the subject of this statement were acquired for an aggregate purchase price of $1,924,376.50. The funds used to acquire such securities were personal funds of Victor Morgenstern, including funds contributed by him to certain trusts described in Item 5 below.

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ITEM 4.  PURPOSE OF TRANSACTION.

               The securities were acquired for investment purposes. The Filing Person may, for investment purposes, purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Filing Person may dispose of the shares of Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise. Except as set forth above, the Filing Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of October 19, 1998, the Filing Person beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 382,800 shares of Common Stock, representing 6.6% of the outstanding Common Stock of the Company. Such percentage was determined based on the number of shares of Common Stock as reported on the Company's Form 10-Q for the quarter ended June 30, 1998.

               (b) The Filing Person has sole power to vote and sole power to dispose of 189,200 shares of Common Stock.

               The Filing Person has shared power to vote (or to direct the vote of) and shared power to dispose of (or to direct the disposition of ) 193,600 shares of Common Stock, registered in the names of the following:

          (i) Morningstar Trust, an Illinois trust, 153,600 shares (Faye Morgenstern, the wife of the Filing Person, acts as trustee and has given the Filing Person dispositive power over such shares);

          (ii) Morgenstern Family Support Trust, an Illinois trust, 10,000 shares (Faye Morgenstern and Sherwin Zuckerman act as trustees and have given the Filing Person dispositive power over such shares); and

          (iii) Morgenstern Family Foundation, an Illinois foundation, 30,000 shares (Victor Morgenstern, Faye Morgenstern and their children, Jennifer Morgenstern Wilson, Robyn Morgenstern and Judd Morgenstern, are directors).

Pursuant to Rule 13d-4, the Filing Person expressly disclaims ownership of the 193,600 shares described above.

     (c) On September 4, 1998, the Morningstar Trust acquired 8,500 shares of Common Stock after which transaction the Filing Person beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 295,900 shares of Common Stock, representing 5.7% of the outstanding Common Stock of the Company. The following sets forth certain information

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concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through the Morningstar Trust, the Morgenstern Family Support Trust or the Morgenstern Family Foundation) during the sixty days prior to September 4, 1998 and to the date hereof. Each transaction was a purchase on the open market.


     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
   Morningstar Trust          07/22/98            16,200             $3.28
   Victor Morgenstern
     Support Trust            09/03/98             1,500             $2.95
   Victor Morgenstern
     Support Trust            09/04/98             8,500             $2.94
   Victor Morgenstern         10/07/98             2,500             $2.26
   Morningstar Trust          10/19/98            35,000             $2.50
   Morningstar Trust          10/19/98            32,400             $2.50


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

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                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 28, 1998
                                            -----------------------------------
                                                            (Date)


                                                  /s/  Victor Morgenstern
                                            -----------------------------------
                                                         (Signature)


                                                    Victor Morgenstern
                                            -----------------------------------
                                                          (Name)


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